UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TEEKAY OFFSHORE PARTNERS L.P.

(Name of Issuer)

COMMON UNITS, REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

Y8565J101

(CUSIP Number)

September 30, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8565J101

1	Names of Reporting Persons MTP ENERGY FUND LTD

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Units Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 8,988,396

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 8,988,396

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,988,396

10	Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 2.19%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. Y8565J101

1	Names of Reporting Persons MTP ENERGY MANAGEMENT LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 13,912,864

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 13,912,864

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,912,864

10	Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 3.39%

12	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. Y8564W103

1	Names of Reporting Persons MAGNETAR FINANCIAL LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 13,912,864

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 13,912,864

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,912,864

10	Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 3.39%

12	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. Y8565J101

1	Names of Reporting Persons MAGNETAR CAPITAL PARTNERS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 13,912,864

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 13,912,864

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,912,864

10	Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 3.39%

12	Type of Reporting Person (See Instructions) HC, PN

CUSIP No. Y8565J101

1	Names of Reporting Persons SUPERNOVA MANAGEMENT LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 13,912,864

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 13,912,864

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,912,864

10	Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 3.39%

12	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. Y8565J101

1	Names of Reporting Persons ALEC N. LITOWITZ

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 13,912,864

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 13,912,864

9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,912,864

10	Check if the Aggregate Amount in Row (9) Excludes Certain Units (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 3.39%

12	Type of Reporting Person (See Instructions) HC, IN

SCHEDULE 13G

Item 1(a)	Name of Issuer. Teekay Offshore Partners L.P. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda

Item 2(a)	Name of Person Filing. This statement is filed on behalf of each of the following person:
i) ii) iii) iv) v) vi)

MTP Energy Fund Ltd (“MTP Energy Fund”)

MTP Energy Management LLC (“MTP Energy Management”)

Magnetar Financial LLC (“Magnetar Financial”);

Magnetar Capital Partners LP (Magnetar Capital Partners”);

Supernova Management LLC (“Supernova Management”); and

Alec N. Litowitz (“Mr. Litowitz”).

This statement relates to the Units (as defined herein) held for MTP EOF II IP LLC, a Delaware limited liability company, MTP Energy Opportunities Fund LLC, a Delaware limited liability company, MTP Energy Opportunities Fund II LLC, a Delaware limited liability company and MTP Energy Fund, a Cayman Islands exempted company.  Magnetar Financial serves as the sole member of MTP Energy Management, a Delaware limited liability company.  MTP Energy Management is a relying adviser of Magnetar Financial, and serves as the managing member to MTP EOF II IP LLC, investment advisor and managing member to MTP Energy Opportunities Fund LLC, managing member to MTP Energy Opportunities Fund II LLC and investment manager to MTP Energy Fund.  In such capacity, MTP Energy Management exercises voting and investment power over the common units held for the accounts of MTP EOF II IP LLC, MTP Energy Opportunities Fund LLC, MTP Energy Opportunities Fund II LLC and MTP Energy Fund.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b)

Address of Principal Business Office.
The address of the principal business office of each of MTP Energy Fund, Magnetar Energy Management, Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)	Place of Organization.
i) ii) iii) iv) v) vi)

MTP Energy Fund is a Cayman Islands exempted company;

MTP Energy Management is a Delaware limited liability company;

Magnetar Financial is a Delaware limited liability company;

Magnetar Capital Partners is a Delaware limited partnership;

Supernova Management is a Delaware limited liability company; and

Mr. Litowitz is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities. Common Units, Representing Limited Partner Interests (the “Units”)
Item 2(e)	CUSIP Number. Y8565J101

Item 3	Reporting Person.
(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
(g)	☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

Item 4	Ownership.

Item 4(a)

Amount beneficially owned:
(i)  As of September 30, 2017, each of MTP Energy Management, Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz held 13,912,864 Units.  The amount consists of (A) 628,422 Units held for the account of MTP EOF II IP LLC; (B) 514,496 Units held for the account of MTP Energy Opportunities Fund LLC; (C) 3,781,550 Units held for the account of MTP Energy Opportunities Fund II LLC; and (D) 8,988,396 Units held for the accounts of MTP Energy Fund.

Item 4(b)

Percent of class:
(i)  As of September 30, 2017, MTP Energy Fund was deemed to be the beneficial owner constituting approximately 2.19% of the total number of Units outstanding, and each of MTP Energy Management, Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz were deemed to be the beneficial owner constituting approximately 3.39% of the total number of Units outstanding (based upon the information provided by the Issuer in its most recently filed registration statement on Form 6-K, there were approximately 410,045,210 Units outstanding as of September 25, 2017).

Item 4(c)	Number of Units of which such person has: MTP Energy Management, Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 13,912,864
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 13,912,864

MTP Energy Fund, MTP Energy Management, Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 8,988,396
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 8,988,396

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group.
This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.
This Item 9 is not applicable.

Item 10	Certification.

By signing below the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2017	MTP ENERGY FUND LTD

By: MTP Energy Management LLC, its Investment Manager

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General
Partner of Magnetar Capital Partners LP, Sole Member of Magnetar Financial LLC, Sole Member of MTP Energy Management LLC

Date: October 10, 2017	MTP ENERGY MANAGEMENT LLC

By: Magnetar Financial LLC, its Sole Member

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General
Partner of Magnetar Capital Partners LP, Sole Member of Magnetar Financial LLC

Date: October 10, 2017	MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General
Partner of Magnetar Capital Partners LP

Date: October 10, 2017	MAGNETAR CAPITAL PARTNERS LP

By: Supernova Management LLC, its General Partner

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC

Date: October 10, 2017	SUPERNOVA MANAGEMENT LLC

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

Date: October 10, 2017	/s/ Alec N. Litowitz
Alec N. Litowitz